Exhibit 99.1

Niu Technologies Announces Unaudited First Quarter 2024 Financial Results

-- First Quarter Revenues of RMB 504.7 million, an increase of 21.0% year-over-year

-- First Quarter Net Loss of RMB 54.8 million, compared to Net Loss of RMB 60.3 million in the same period of last year

BEIJING, China, May 20, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•      Revenues were RMB 504.7 million, an increase of 21.0% year-over-year

•      Gross margin was 18.9%, compared with 21.7% in the first quarter of 2023

•      Net loss was RMB 54.8 million, compared with net loss of RMB 60.3 million in the first quarter of 2023

•      Adjusted net loss (non-GAAP)1 was RMB 48.5 million, compared with adjusted net loss of RMB 46.1 million in the first quarter of 2023

First Quarter 2024 Operating Highlights

•      The number of e-scooters sold was 129,139, up 36.8% year-over-year

•      The number of e-scooters sold in China was 110,115, up 35.1% year-over-year

•      The number of e-scooters sold in the international markets was 19,024, up 47.6% year-over-year

•      The number of franchised stores in China was 2,878 as of March 31, 2024

•      International sales network expanded to 58 distributors covering 54 countries as of March 31, 2024

Dr. Yan Li, Chief Executive Officer of the Company, remarked, "Since their debut at the end of February, our newly launched products have received exceptionally positive feedback in the domestic market. Additionally, we are proactively expanding our retail footprint to bolster our sales channels. As a result, we anticipate continuous sales growth in China throughout the upcoming peak sales season."

Dr. Li continued, "Global expansion remains a top priority for us. Our retail channels in the US and Europe have significantly boosted our sales volume. To solidify our international presence, we are increasing our investments to establish a robust sales network. We are also taking steps to enhance our brand recognition with the introduction of new models. We are confident that we will deliver strong sales growth throughout 2024."

1 Adjusted net loss (non-GAAP) is defined as net loss excluding share-based compensation expenses

First Quarter 2024 Financial Results

Revenues were RMB 504.7 million, an increase of 21.0% year-over-year, mainly due to an increase in sales volume of 36.8%, partially offset by a decrease in revenues per e-scooter of 11.6%. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues	2024	2023	% change
(in RMB million)	Q1	Q1	YoY
E-scooter sales from China market	392.9	305.1	+28.8%
E-scooter sales from international markets	49.0	53.3	-8.1%
E-scooter sales, sub-total	441.9	358.4	+23.3%
Accessories, spare parts and services	62.8	58.8	+6.8%
Total	504.7	417.2	+21.0%

Revenues per e-scooter	2024	2023	% change
(in RMB)	Q1	Q1	YoY
E-scooter sales from China market[2]	3,568	3,743	-4.7%
E-scooter sales from international markets[2]	2,577	4,138	-37.7%
E-scooter sales	3,422	3,797	-9.9%
Accessories, spare parts and services[3]	486	623	-22.0%
Revenues per e-scooter	3,908	4,420	-11.6%

▪	E-scooter sales revenues from China market were RMB 392.9 million, an increase of 28.8% year-over-year, and represented 88.9% of total e-scooter revenues. The increase was mainly due to the increased sales volume of e-scooter, partially offset by a decrease in revenues per e-scooter in China market.

▪	E-scooter sales revenues from international markets were RMB 49.0 million, a decrease of 8.1% year-over-year, and represented 11.1% of total e-scooter revenues. The decrease was mainly due to the decline in sales of electric motorcycles and mopeds, partially offset by the increased sales of kick-scooter in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 62.8 million, an increase of 6.8% year-over-year and represented 12.4% of total revenues. The increase was mainly due to the increase of accessories and spare parts sales in China market.

▪	Revenues per e-scooter was RMB 3,908, a decrease of 11.6% year-over-year, mainly due to the increased proportion and changes in product mix of kick-scooter in international markets.

Cost of revenues was RMB 409.2 million, an increase of 25.2% year-over-year, in line with the increase of revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 3,169, down 8.5% from RMB 3,462 in the first quarter of 2023, mainly due to the decreased cost of battery packs, and lower freight cost in international sales.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 18.9%, compared with 21.7% in the same period of 2023. The decrease was mainly due to the increased proportion of kick-scooter in international markets, and decreased gross margin of e-scooter in China market due to the product mix change.

Operating expenses were RMB 164.9 million, an increase of 4.6% year-over-year. Operating expenses as a percentage of revenues was 32.7%, compared with 37.8% in the first quarter of 2023.

▪	Selling and marketing expenses were RMB 105.3 million (including RMB 2.0 million of share-based compensation), an increase of 45.6% from RMB 72.4 million in the first quarter of 2023, mainly due to the increase of RMB 19.8 million in after-sale services and rental expenses, and the increase of RMB 12.9 million in advertising and promotion activities, primarily result from the expansion into international markets. Selling and marketing expenses as a percentage of revenues was 20.9%, compared with 17.3% in the first quarter of 2023.

▪	Research and development expenses were RMB 28.9 million (including RMB 1.4 million of share-based compensation), a decrease of 17.3% from RMB 35.0 million in the first quarter of 2023, mainly due to the decrease in share-based compensation of RMB 4.9 million. Research and development expenses as a percentage of revenues was 5.7%, compared with 8.4% in the first quarter of 2023.

▪	General and administrative expenses were RMB 30.6 million (including RMB 2.6 million of share-based compensation), a decrease of 39.2% from RMB 50.3 million in the first quarter of 2023, mainly due to the decrease in allowance for doubtful accounts of RMB 20.0 million. General and administrative expenses as a percentage of revenues was 6.1%, compared with 12.1% in the first quarter of 2023.

Operating expenses excluding share-based compensation were RMB 158.9 million, increased by 10.5% year-over-year, and represented 31.5% of revenues, compared with 34.5% in the first quarter of 2023.

▪	Selling and marketing expenses excluding share-based compensation were RMB 103.3 million, an increase of 49.2% year-over-year, and represented 20.5% of revenues, compared with 16.6% in the first quarter of 2023.

▪	Research and development expenses excluding share-based compensation were RMB 27.5 million, a decrease of 4.0% year-over-year, and represented 5.4% of revenues, compared with 6.9% in the first quarter of 2023.

▪	General and administrative expenses excluding share-based compensation were RMB 28.1 million, a decrease of 38.9% year-over-year, and represented 5.6% of revenues, compared with 11.0% in the first quarter of 2023.

Government grants were nominal, compared with RMB 0.3 million in the same period of 2023.

Share-based compensation was RMB 6.3 million, compared with RMB 14.2 million in the same period of 2023.

Income tax benefit was RMB 6.2 million, compared with income tax expense of RMB 1.8 million in the same period of 2023.

Net loss was RMB 54.8 million, compared with net loss of RMB 60.3 million in the first quarter of 2023. The net loss margin was 10.9%, compared with net loss margin of 14.5% in the same period of 2023.

Adjusted net loss (non-GAAP) was RMB 48.5 million, compared with an adjusted net loss of RMB 46.1 million in the first quarter of 2023. The adjusted net loss margin4 was 9.6%, compared with an adjusted net loss margin of 11.1% in the same period of 2023.

Basic and diluted net loss per ADS were both RMB 0.69 (US$ 0.10).

Balance Sheet

As of March 31, 2024, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 977.7 million in aggregate. The Company had restricted cash of RMB 214.3 million and short-term bank borrowings of RMB 200.0 million.

Business Outlook

NIU expects revenues of the second quarter 2024 to be in the range of RMB 912 million to RMB 995 million, representing a year-over-year increase of 10% to 20%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, May 20, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2024 Financial Results Conference Call
Registration Link:	https://register.vevent.com/register/BI477a6648aefd4a098ea1543c61d39167

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

4 Adjusted net loss margin is defined as adjusted net loss (non-GAAP) as a percentage of the revenues

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net loss and adjusted net loss margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net loss is defined as net loss excluding share-based compensation expenses. Adjusted net loss margin is defined as adjusted net loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2203 to US$ 1.00, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	872,573,460	900,035,724	124,653,508
Term deposits-current	97,555,565	77,690,250	10,759,975
Restricted cash	107,666,733	214,278,458	29,677,224
Notes receivable	-	841,979	116,613
Accounts receivable, net	94,956,170	87,247,383	12,083,623
Inventories	392,790,141	480,794,368	66,589,251
Prepayments and other current assets	195,072,129	203,246,142	28,149,266
Total current assets	1,760,614,198	1,964,134,304	272,029,460

Non-current assets
Property, plant and equipment, net	323,112,366	300,087,589	41,561,651
Intangible assets, net	1,306,401	1,240,523	171,810
Operating lease right-of-use assets	76,821,285	75,171,140	10,411,083
Deferred income tax assets	20,747,021	26,420,397	3,659,183
Other non-current assets	6,730,378	6,367,961	881,952
Total non-current assets	428,717,451	409,287,610	56,685,679

Total assets	2,189,331,649	2,373,421,914	328,715,139

LIABILITIES
Current liabilities
Short-term bank borrowings	100,000,000	200,000,000	27,699,680
Notes payable	167,282,688	249,820,844	34,599,787
Accounts payable	575,724,288	605,268,781	83,828,758
Income taxes payable	1,357,913	1,357,913	188,069
Advances from customers	19,304,488	56,780,929	7,864,068
Deferred revenue-current	41,755,097	39,554,099	5,478,179
Accrued expenses and other current liabilities	165,511,396	150,153,395	20,796,006
Total current liabilities	1,070,935,870	1,302,935,961	180,454,547

Deferred revenue-non-current	13,168,111	12,933,753	1,791,304
Deferred income tax liabilities	2,362,494	4,096,486	567,357
Operating lease liabilities	280,421	211,506	29,293
Other non-current liabilities	8,968,519	7,460,490	1,033,266
Total non-current liabilities	24,779,545	24,702,235	3,421,220

Total liabilities	1,095,715,415	1,327,638,196	183,875,767

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,031	90,215	12,495
Class B ordinary shares	10,316	10,316	1,429
Additional paid-in capital	1,964,138,365	1,970,596,785	272,924,502
Accumulated other comprehensive loss	(9,495,674)	(8,989,181)	(1,244,987)
Accumulated deficit	(861,126,804)	(915,924,417)	(126,854,067)
Total shareholders’ equity	1,093,616,234	1,045,783,718	144,839,372

Total liabilities and shareholders’ equity	2,189,331,649	2,373,421,914	328,715,139

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues	417,236,018	504,734,575	69,904,931
Cost of revenues(a)	(326,861,860)	(409,184,315)	(56,671,373)
Gross profit	90,374,158	95,550,260	13,233,558

Operating expenses:
Selling and marketing expenses(a)	(72,360,079)	(105,333,173)	(14,588,476)
Research and development expenses(a)	(35,004,134)	(28,930,975)	(4,006,894)
General and administrative expenses(a)	(50,324,650)	(30,612,959)	(4,239,846)
Total operating expenses	(157,688,863)	(164,877,107)	(22,835,216)
Government grants	298,853	3,756	520
Operating loss	(67,015,852)	(69,323,091)	(9,601,138)

Interest expenses	(66,667)	(966,400)	(133,845)
Interest income	8,112,383	9,254,711	1,281,763
Investment income	426,836	-	-
Loss before income taxes	(58,543,300)	(61,034,780)	(8,453,220)
Income tax (expense) benefit	(1,794,824)	6,237,167	863,838
Net loss	(60,338,124)	(54,797,613)	(7,589,382)

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(5,693,250)	506,493	70,148
Unrealized gain on available-for-sale securities, net of reclassification	(345,356)	-	-
Comprehensive loss	(66,376,730)	(54,291,120)	(7,519,234)
Net loss per ordinary share
—Basic	(0.39)	(0.35)	(0.05)
—Diluted	(0.39)	(0.35)	(0.05)
Net loss per ADS
—Basic	(0.77)	(0.69)	(0.10)
—Diluted	(0.77)	(0.69)	(0.10)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	155,766,833	157,713,699	157,713,699
—Diluted	155,766,833	157,713,699	157,713,699
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	77,883,417	78,856,850	78,856,850
—Diluted	77,883,417	78,856,850	78,856,850

Note:
(a) Includes share-based compensation expenses as follows:

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Cost of revenues	290,987	303,535	42,039
Selling and marketing expenses	3,128,077	2,010,112	278,397
Research and development expenses	6,370,625	1,441,278	199,615
General and administrative expenses	4,402,524	2,555,850	353,981
Total share-based compensation expenses	14,192,213	6,310,775	874,032

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net loss	(60,338,124)	(54,797,613)	(7,589,382)
Add:
Share-based compensation expenses	14,192,213	6,310,775	874,032
Adjusted net loss	(46,145,911)	(48,486,838)	(6,715,350)